

Mail Stop 3628

June 26, 2017

William L. Deckelman, Jr.
Executive Vice President, General
Counsel and Secretary
DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

> **Re:** **DXC Technology Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 23, 2017**
> **File No. 333-218394**

Dear Mr. Deckelman:

We have limited our review of the above-captioned registration statement to those issues we have addressed in our comments. In some of our comments, we may ask for additional information to be provided to us so we may better understand the disclosure.

Please respond to this letter by amending the registration statement and providing any requested information. If a belief is held that our comments do not apply to the facts and circumstances or an amendment is appropriate, please advise us why in a written response.

After reviewing any amendment to the registration statement and any information you provide in response to these comments, we may have additional comments.

Form S-4/A Cover Page

1.   Please advise us, with a view toward revised disclosure and recalculation of the filing fee, why the filing fee was calculated under Rule 457(o) instead of Rule 457(f).

Miscellaneous, page 52

2.   We noticed the revised disclosure regarding determinations with respect to acceptances or withdrawals, but note that DXC separately represents that its "interpretation of the terms and conditions of the exchange offer [ ] will be final and binding on all parties." Please revise to expressly indicate that security holders also may challenge any such interpretations in a court of competent jurisdiction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Deanna L. Kirkpatrick , Esq.
Davis Polk & Wardwell LLP